TERYL RESOURCES CORP.

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

www.terylresources.com
TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

DRILLING PLANS BEING PREPARED ON THE FISH CREEK CLAIMS, FAIRBANKS, ALASKA

For Immediate Release: February 3, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) wishes to announce that the exploration permit has been submitted to the Alaska Department of Mines to drill the Fish Creek Claims. The Fish Creek Claims are optioned to Teryl Resources Corp. from LinuxWizardry Systems, Inc. as to a 50% interest by expending US$500,000 over three years. LinuxWizardry Systems, Inc. has the option to backin for a 25% working interest after the US$500,000 is expended or retain a 5% royalty interest.

Drilling is expected to commence in early February to test several magnetic anomalies for a potential lode and placer gold deposit.

The Fish Creek Claims are located in the Fairbanks, Alaska mining division near the Kinross Fort Knox Mine and adjacent to Teryl Resources Corp.’s joint venture Gil prospect which contains 10.7 million tons of 0.04 ounces of drill indicated/inferred reserves.

Teryl Resources Corp. has four gold properties located in Fairbanks, Alaska mining division, of which the Gil prospect is joint-ventured with Kinross Gold. The properties include the Westridge Claims, 100% owned by Teryl Resources Corp. and the Fish Creek Claims, which are 50% optioned by Teryl Resources Corp. from LinuxWizardry Systems, Inc. (OTC: LNXWF). LinuxWizardry Systems, Inc. has an option to back in for a 25% interest on the Fish Creek property after $500,000 (U.S.) is spent by Teryl Resources Corp., subject to financing, to raise a minimum of $1,000,000 early next year. The Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. The Gil prospect joint venture, which consists of 80% Kinross and 20% Teryl. Teryl Resources Corp. also has one joint venture silver prospect, with Reg Technologies, Inc. (TSX Venture: RRE.V), located in northern B.C., Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com